

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2011

By U.S. Mail and Facsimile (702) 382-1759

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

> **Re: OICco Acquisition I, Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed March 16, 2011**
> **File No. 333-162084**

Dear Mr. Gewerter:

We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 5

1.   We note that you intend to consummate an acquisition where the fair value of the business or net assets to be acquired will constitute at least 80% of the value of the offering. Please tell us whether and how this calculation accounts for the portion of the offering proceeds that will be released to the selling shareholder. Also, reconcile your disclosure with the terms of the escrow agreement which does not appear to address the release of funds to Joshua Sisk.

2.   We note that your disclosure states that 10% of the offering proceeds will be released to the registrant upon closing of the offering. However, paragraph v on page 2 of the escrow agreement appears to indicate that these funds are releasable after the minimum offering has been achieved. Please reconcile.

3.   We note your disclosure in the third paragraph under Plan of Distribution on page 16 and in paragraph 1 of the escrow agreement that Joshua Sisk will sell his shares only after the minimum number of shares is sold by OICco. We also note your disclosure in the second paragraph on page 5 that the minimum offering is 500,000 shares. Please tell us how the escrow agent will determine whether the minimum offering has been met given that term is not defined in the escrow agreement. Also, tell us how Joshua Sisk, as both an individual selling stockholder and a sales agent for the company, will determine whether to sell his shares or newly issued shares once the minimum number of shares has been sold.

Directors, Executive Officers, …,page 26

4.   We note your added disclosure that the relationship between Mr. Sisk and Mr. Davis does not require conflict of interest disclosure. Please confirm the following, if true:

- Neither Mr. Sisk nor Mr. Davis has paid, or agreed to pay, any consideration to the other or to the other's companies;

- Mr. Davis does not own any shares in OICco Acquisition I and Mr. Sisk does not own any shares in OICco Acquisition II-IV; and

- There are no arrangements, written or otherwise, between Mr. Sisk and Mr. Davis related to the operation of their companies, including the search for potential merger or acquisition candidates. Refer to Instruction 2 to Item 404(a) of Regulation S-K.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-3

5.   Please explain why your auditors' report does not appropriately refer to the balance sheet as of December 31, 2009 and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from inception on July 24, 2009 through December 31, 2009 and for the year ended December 31, 2010, which should have also been audited by a independent registered public accounting firm. Please consider this comment as it relates to first and third paragraphs in the auditors' report.

Statements of Cash Flows, page F-7

6.   We note that for the period from inception to December 31, 2010 you show a net change in cash of $(418) and cash at the end of the period of $(418), which is not consistent with the period ended December 31, 2010 or your balance sheet. Please advise.

Harold Gewerter, Esq
OICco Acquisition I, Inc.
March 30, 2011
Page 3

Exhibit 5.1

7.   Contrary to your response to prior comment 15, it appears you did not revise the third-to-last paragraph of your legal opinion to reflect clearly your opinion that the shares when sold will be legally issued, fully paid and non-assessable; therefore, we reissue the comment.

Exhibit 23.1

8.   We noted that your auditors consent at Exhibit 23.1 refers to their report dated March 11, 2011 with respect to balance sheets as of December 31, 2010 and 2009, when, in fact, their report does not refer to the balance sheet as of December 31, 2009. Please advise or revise.

9.   Please also ask your auditors to revise their consent to refer to the appropriate statements of operations, stockholders' equity and cash flows for the period from inception on July 24, 2009 through December 31, 2009, for the year ended December 31, 2010 and for the period from inception on July 24, 2009 through December 31, 2010 or tell us why a revision is not necessary.

Exhibit 99a

10.   Your escrow agreement does not appear to comply with Rule 419 in a number of respects. For example, it is unclear how termination of the escrow agreement, pursuant to paragraph v on page 2 of the escrow agreement, in the event that a reconfirmation offering has been completed is consistent with the requirements of Rule 419(e)(3)(ii) that an acquisition is consummated before deposited funds are released. It is also unclear how release of the deposited funds to OICco in the event the minimum offering amount is not raised, as contemplated by paragraph (3) at the bottom of page 3 of the escrow agreement, is consistent with Rule 419. Please provide your analysis to explain how you determined these provisions are consistent with applicable rules.

11.   We note your response to prior comment 12 and reissue the comment. Please note that Mr. Sisk is a selling stockholder and therefore cannot issue shares. While the reference in paragraph (i) on page 2 of the escrow agreement may apply to the issuance of shares by the company, it remains unclear how it applies to shares sold by Mr. Sisk.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director